# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Open Lending Corporation, CIK 0001806201
CUSIP: 68373J104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1501 S. MoPac Expressway, Suite 450, Austin, Texas (TX), 78746
Date of event which requires filing of this statement: 07/28/2026
Filed by CIK 0001645139
Persons authorized to receive notices and communications: Adam H. Clammer, True Wind Capital Management, L.P., Four Embarcadero Center, Suite 2100, San Francisco, California (CA), 94111, (415) 780-9975; William Brentani, Esq., Simpson Thacher & Bartlett LLP, 1 Market Street, San Francisco, California (CA), 94105, (650) 251-5000

## Reporting persons
- Nebula Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- True Wind Capital, L.P. (CIK 0001645139): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- True Wind Capital GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- James H. Greene, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Adam H. Clammer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Open Lending Corporation
Address of issuer's principal executive offices: 1501 S. MoPac Expressway, Suite 450, Austin, Texas (TX), 78746
Comment: This Amendment No. 4 (this "Amendment No. 4") amends and supplements the Schedule 13D filed on November 18, 2020, as amended by Amendment No. 1 filed on December 14, 2020, as amended by Amendment No. 2 filed on April 6, 2021, as amended by Amendment No. 3 filed on June 17, 2026 (as so amended, the "Schedule 13D") by the Reporting Persons relating to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Open Lending Corporation (the "Issuer"). The Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On July 28, 2026, the Offer described in Amendment No. 3 to this Schedule 13D closed. Pursuant to the terms of the Offer, the 7,545,144 shares of Common Stock held by Nebula Holdings were sold in the Offer at a price of $3.15 per Share, net to the holder thereof, in cash, without interest thereon and subject to reduction for any applicable tax withholding.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of this Schedule 13D are hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

As of the date hereof, none of the Reporting Persons beneficially own any shares of the Issuer's Common Stock
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 4, none of the Reporting Persons have effected any transaction in the Issuer's Common Stock during the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of this Schedule 13D is hereby amended and restated as follows:

As of July 28, 2026, the Reporting Persons ceased to beneficially own more than five percent of the Issuer's outstanding shares of Common Stock.

## Signatures
- Nebula Holdings LLC: /s/ Adam H. Clammer, Adam H. Clammer, Managing Member of True Wind Capital GP, LLC, general partner of True Wind Capital, L.P., its manager (07/30/2026)
- True Wind Capital, L.P.: /s/ Adam H. Clammer, Adam H. Clammer, Managing Member of True Wind Capital GP, LLC, its general partner (07/30/2026)
- True Wind Capital GP, LLC: /s/ Adam H. Clammer, Adam H. Clammer, Managing Member (07/30/2026)
- James H. Greene, Jr.: /s/ James H. Greene, Jr., James H. Greene, Jr. (07/30/2026)
- Adam H. Clammer: /s/ Adam H. Clammer, Adam H. Clammer (07/30/2026)